SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31427; 812-14362]

Goldman Sachs ETF Trust, *et al.*; Notice of Application

January 26, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Goldman Sachs ETF Trust (the "Trust"), Goldman Sachs Asset Management, L.P., GS Investment Strategies, LLC, and Goldman Sachs Asset Management International (each, an "Initial Adviser"), and ALPS Distributors, Inc. (the "Initial Distributor").

Summary of Application: Applicants request an order that permits: (a) actively-managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and certain series to perform creations and redemptions of Creation Units in-kind in a master-feeder structure.

Filing Dates: The application was filed on September 19, 2014 and amended on December 23, 2014 and January 20, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 20, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: the Trust, Goldman Sachs Asset Management, L.P., and GS Investment Strategies, LLC, 200 West Street, New York, New York 10282; Goldman Sachs Asset Management International, River Court, 120 Fleet Street, London, EC4A 2BE, United Kingdom; and the Initial Distributor, 1290 Broadway, Suite 1100, Denver, Colorado 80203.

For Further Information Contact: Mark Zaruba, Senior Counsel, at (202) 551-6878 or Dalia Blass, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust has registered as an open-end management investment company under the Act and is a statutory trust organized under the laws of Delaware. The Trust will offer a number of Funds (as defined below), each of which will utilize active management investment strategies. Applicants expect the initial series of the Trust (the "Initial Fund") to be the Goldman Sachs Equity Dividend Fund, which will seek total return with an emphasis on dividends. The Initial Fund will seek to achieve its investment objective by investing in dividend-paying equity investments in U.S. issuers (including foreign issuers that are traded in the United States) with large public stock market capitalizations.

2.   An Initial Adviser will be the investment adviser to the Initial Fund and an Adviser (as defined below) will be the investment adviser to the Funds. The Initial Advisers are, and any other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser (as defined below) may in the future retain one or more sub-advisers (each a "Sub-Adviser") to manage the portfolios of the Funds (as defined below). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act. The Initial Distributor is a registered broker-dealer ("Broker") under the Securities Exchange Act of 1934 ("Exchange Act") and will act as the distributor and principal underwriter of the Funds. Applicants request that the order also apply to any future distributor of Shares ("Future Distributor" and, together with the Initial Distributor, the "Distributor"), provided that any such Future Distributor complies with the terms and conditions of the application.

3.   Applicants request that the order apply to the Initial Fund and any future series of the Trust as well as other open-end management companies that may utilize active management investment strategies ("Future Funds"). Any Future Fund will (a) be advised by an Initial Adviser or an entity controlling, controlled by, or under common control with an Initial Adviser (any Initial Adviser and each such other entity included in the term "Adviser"), and (b) comply with the terms and conditions of the application.[1] The Initial Fund and Future Funds together are the "Funds." Each Fund, or its respective Master Fund (as defined below), will consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies traded in the U.S. and/or non-U.S. markets, and derivatives, other assets, and other investment positions ("Portfolio Instruments").[2] Funds, or their respective Master Funds, may invest in "Depositary Receipts."[3] Each Fund will operate as an actively managed exchange-traded fund ("ETF"), and a Fund may operate as a feeder fund in a master-feeder structure ("Feeder Fund").

4.   Applicants also request that any exemption under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) apply to: (i) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of section

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[1] Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[2] If a Fund (or its respective Master Fund) invests in derivatives, then (a) the board of trustees ("Board") of the Fund will periodically review and approve the Fund's use of derivatives and how the Fund's (or, in the case of a Feeder Fund, its Master Fund's) investment adviser assesses and manages risk with respect to the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives and (b) the Fund's (or, in the case of a Feeder Fund, its Master Fund's) disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[3] Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants, any Future Fund, any Adviser, or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund, or its respective Master Fund, except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

12(d)(1)(G)(ii) of the Act; (ii) any principal underwriter for the Fund; (iii) any Brokers selling

Shares of a Fund to an Investing Fund (as defined below); and (iv) each management

investment company or unit investment trust registered under the Act that is not part of the same

"group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of

the Act and that enters into a FOF Participation Agreement (as defined below) with a Fund

(such management investment companies, "Investing Management Companies," such unit

investment trusts, "Investing Trusts," and Investing Management Companies and Investing

Trusts together, "Investing Funds"). Investing Funds do not include the Funds.[4]

5.   Applicants further request that the order permit a Fund to operate as a Feeder Fund

("Master-Feeder Relief"). Under the order, a Feeder Fund would be permitted to acquire shares

of another registered investment company in the same group of investment companies having

substantially the same investment objectives as the Feeder Fund ("Master Fund") beyond the

limitations in section 12(d)(1)(A) of the Act,[5] and the Master Fund, and any principal

underwriter for the Master Fund, would be permitted to sell shares of the Master Fund to the

Feeder Fund beyond the limitations in section 12(d)(1)(B) of the Act. Applicants request that

the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal

underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund. Applicants

state that creating an exchange-traded feeder fund may be preferable to creating entirely new

series for several reasons, including avoiding additional overhead costs and economies of scale

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[4] An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

[5] A Feeder Fund managed in a master-feeder structure will not make direct investments in any security or other instrument other than the securities issued by its respective Master Fund.

for the Feeder Funds.[6] Applicants assert that, while certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds' Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

6.   Applicants anticipate that a Creation Unit will consist of at least 10,000 Shares. Applicants anticipate that the trading price of a Share will range from $10 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Distributor and the transfer agent of the Fund ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or (b) a participant in the DTC (such participant, "DTC Participant").

7.   In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[7]

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[6] In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

[7] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

On any given Business Day[8] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[9] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[10] or (c) TBA Transactions,[11] short positions and other positions that cannot be transferred in kind[12] will be excluded from the Creation Basket.[13] If there is a difference between NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

8.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions

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[8] Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[9] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

[10] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[11] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[12] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[13] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Funds holding non-U.S. investment ("Global Funds"), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[14]

9.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Stock Exchange"), on which Shares are listed, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to

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[14] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

correct errors in the published Creation Basket. The Stock Exchange will disseminate every 15

seconds throughout the trading day an amount representing, on a per Share basis, the sum of the

current value of the Portfolio Instruments that were publicly disclosed prior to the

commencement of trading in Shares on the Stock Exchange.

10.   A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a

transaction fee on investors purchasing or redeeming Creation Units (the "Transaction Fee").[15]

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will

be limited to amounts that have been determined appropriate by the Adviser to defray the

transaction expenses that will be incurred by a Fund when an investor purchases or redeems

Creation Units.[16] All orders to purchase Creation Units will be placed with the Distributor by or

through an Authorized Participant and the Distributor will transmit all purchase orders to the

relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to

those Authorized Participants purchasing Creation Units and for maintaining records of both the

orders placed with it and the confirmations of acceptance furnished by it.

11.   Shares will be listed and traded at negotiated prices on a Stock Exchange and

traded in the secondary market. Applicants expect that Stock Exchange specialists or market

makers ("Market Makers") will be assigned to Shares. The price of Shares trading on the Stock

Exchange will be based on a current bid/offer in the secondary market. Transactions involving

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[15] Applicants are not requesting relief from section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

[16] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

12. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.[17] Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[18] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV per Share should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

13. Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant.

14. Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." In any advertising material where features of obtaining, buying or selling Shares traded on the

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[17] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[18] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

Stock Exchange are described there will be an appropriate statement to the effect that Shares are not individually redeemable.

15. The Funds' website, which will be publicly available prior to the public offering of Shares, will include a Prospectus and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund)[19] that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[20] This disclosure will look through any Wholly-Owned Subsidiary (defined below) and identify the specific Portfolio Instruments held by that entity.

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

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[19] Feeder Funds will disclose information about the securities and other assets held by the Master Fund.

[20] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, each Fund will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for its NAV calculation at the end of such Business Day.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit each Fund to redeem Shares in Creation Units only.[21] Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units

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[21] The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.[22]

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from brokers offering

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[22] The Master Funds will not require relief from section 22(d) or rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.

shares at less than the published sales price and repurchasing shares at more than the published

redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary

market trading in Shares does not involve the Funds as parties and cannot result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third-party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that the

proposed distribution system will be orderly because arbitrage activity should ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that settlement of redemptions of Creation Units of Global Funds is contingent not only

on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in

foreign markets in which those Funds invest. Applicants have been advised that, under certain

circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors,

coupled with local market holiday schedules, will require a delivery process of up to 15 calendar

days. Applicants therefore request relief from section 22(e) in order to provide payment or

satisfaction of redemptions within the maximum number of calendar days required for such

payment or satisfaction in the principal local markets where transactions in the Portfolio

Instruments of each Global Fund customarily clear and settle, but in all cases no later than 15 calendar days following the tender of a Creation Unit.[23]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 15 calendar days would not be inconsistent with the spirit and intent of section 22(e).[24] Applicants state each Global Fund's statement of additional information ("SAI") will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect redemptions in-kind.[25]

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer

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[23] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

[24] Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the section 22(e) relief requested herein.

[25] In addition, the requested exemption from section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

from selling its shares to another investment company if the sale will cause the acquiring

company to own more than 3% of the acquired company's voting stock, or if the sale will cause

more than 10% of the acquired company's voting stock to be owned by investment companies

generally.

10.   Applicants request relief to permit Investing Funds to acquire Shares in excess of

the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters

and any Broker to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of

the Act. Applicants submit that the proposed conditions to the requested relief address the

concerns underlying the limits in section 12(d)(1), which include concerns about undue

influence, excessive layering of fees and overly complex structures.

11.   Applicants submit that their proposed conditions address any concerns regarding

the potential for undue influence. To limit the control that an Investing Fund may have over a

Fund, applicants propose a condition prohibiting the adviser of an Investing Management

Company ("Investing Fund Adviser"), sponsor of an Investing Trust ("Sponsor"), any person

controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor,

and any investment company or issuer that would be an investment company but for sections

3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the

Sponsor, or any person controlling, controlled by, or under common control with the Investing

Fund Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or

in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition

would apply to any sub-adviser to an Investing Management Company ("Investing Fund Sub-

Adviser"), any person controlling, controlled by or under common control with the Investing

Fund Sub-Adviser, and any investment company or issuer that would be an investment company

but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser ("Investing Fund's Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Investing Fund or Investing Fund Affiliate[26] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

13.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any

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[26] An "Investing Fund Affiliate" is any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

Fund in which the Investing Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[27]

14.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, other than a Wholly-Owned Subsidiary,[28] except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

15.   To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgement from the Investing Fund that it may rely on the order only to invest in a Fund and not in any other investment company.

16.   Applicants also are seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. Applicants assert that this structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in section

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[27] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

[28] A Fund, or its respective Master Fund, may invest in a wholly-owned subsidiary, organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a "Wholly-Owned Subsidiary"), in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a registered investment company for U.S. federal income tax purposes. Certain Wholly-Owned Subsidiaries may be investment companies or excluded from the definition of investment company by section 3(c)(1) or 3(c)(7) of the Act. For a Fund (or its respective Master Fund) that invests in a Wholly-Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund (or its respective Master Fund) and the Wholly-Owned Subsidiary. A Feeder Fund will not invest in a Wholly-Owned Subsidiary.

12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the percentage limitations of sections 12(d)(1)(A) and (B) will not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held in the investing fund's portfolio (in this case, the Feeder Fund's portfolio). Applicants believe the proposed master-feeder structure complies with section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation. To the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and other securities, applicants request relief from sections 12(d)(1)(A) and (B). The Feeder Funds would operate in compliance with all other provisions of section 12(d)(1)(E).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons

of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (an "Affiliated Fund").

18.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds.[29] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or second-tier affiliates.[30]

19.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Absent the unusual circumstances discussed in the application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond *pro rata* to the Fund's Portfolio Instruments. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures

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[29] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[30] To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[31] The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund's registration statement. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

21.   In addition, to the extent that a Fund operates in a master-feeder structure, applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. Applicants state that the request for relief described above would not be sufficient to permit such transactions because the Feeder Funds

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[31] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve "overreaching" by an affiliated person. Applicants represent that such transactions will occur only at the Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund's NAV. Further, all such transactions will be effected with respect to predetermined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. Applicants state that, in effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   ETF Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund, or its respective Master Fund, through a transaction in which the Fund, or its respective Master Fund, could not engage directly.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed ETFs, other than the Master-Feeder Relief.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding

voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund (or its respective Master Fund), including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its

respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) under rule 12b-1 under the Act) received from a Fund (or its respective Master Fund) by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee, or Sponsor, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.   The Board of a Fund (or its respective Master Fund), including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the

preceding condition, and any modifications to such procedures, and will maintain and preserve

for a period of not less than six years from the end of the fiscal year in which any purchase in an

Affiliated Underwriting occurred, the first two years in an easily accessible place, a written

record of each purchase of securities in Affiliated Underwritings once an investment by an

Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the

Act, setting forth from whom the securities were acquired, the identity of the underwriting

syndicate's members, the terms of the purchase, and the information or materials upon which the

Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an

Investing Fund will execute a FOF Participation Agreement with the Fund stating that their

respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor,

as applicable, understand the terms and conditions of the order, and agree to fulfill their

responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the

limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such

time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund

Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to

the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund

will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list

with any updated information for the duration of the investment and for a period of not less than

six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Investing Management Company, including a majority of the

independent directors or trustees, will find that the advisory fees charged under such contract are

based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund (or its respective Master Fund) relying on the section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, other than any Wholly-Owned Subsidiary, and except to the extent (i) permitted by exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to purchase shares of other investment companies for short-term cash management purposes or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary